The Clorox Company
Pro Forma Disclosure for 8-K
(millions)

The following unaudited pro forma condensed consolidated statements of earnings reflect adjustments to Clorox's historical consolidated statement of earnings for the year-ended June 30, 2004 and the three month period ended September 30, 2004 to give effect to:

- The exchange of a Clorox subsidiary for Henkel KGaA's, a major shareholder, interest in Clorox common stock as if it had occurred on July 1, 2003.
- The transitional services to be provided by Clorox to Henkel, including some interim production of insecticides and Soft Scrub.
- The issuance of long-term debt to reduce outstanding commercial paper balances initially used to fund the exchange transaction.

The following unaudited pro forma condensed consolidated balance sheet reflects adjustments to Clorox's historical consolidated balance sheet at September 30, 2004 to give effect of this exchange, as if it has occurred on September 30, 2004.

PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF EARNINGS (UNAUDITED)
The Clorox Company

Three-month period ended September 30, 2004	As Reported	Effect of Share Exchange	Other Pro Forma Adjustments		Pro Forma
In millions, except share and per-share amounts					
Net sales	$1,090	$(42)	$-		$1,048
Cost of products sold	605	(14)	-		591
Gross profit	485	(28)	-		457
Selling and administrative expenses	132	(2)	-		130
Advertising costs	108	(3)	-		105
Research and development costs	21	-	-		21
Restructuring and asset impairment costs	30	-	-		30
Interest expense	8	-	20 (i)		28
Other (income) expense, net	(3)	3	-		-
Earnings from continuing operations before income taxes	189	(26)	(20)		143
Income taxes	66	(9) (k)	(7) (j)		50
Earnings from continuing operations	$123	$(17)	$(13)		$93
Earnings per common share					
Basic					
Continuing operations	0.58				0.62
Diluted					
Continuing operations	0.57				0.61
Weighted average common shares outstanding (in thousands)					
Basic	212,905				151,499
Diluted	215,117				153,712

PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF EARNINGS (UNAUDITED)
The Clorox Company

Year ended June 30, 2004	As Reported	Effect of Share Exchange		Other Pro Forma Adjustments		Pro Forma
In millions, except share and per-share amounts						
Net sales	$4,324	$(162)		$33	(l)	$4,195
Cost of products sold	2,387	(56)		29	(l)	2,360
Gross profit	1,937	(106)		4		1,835
Selling and administrative expenses	552	(9)		-		543
Advertising costs	429	(9)		-		420
Research and development costs	84	(1)		-		83
Interest expense	30	-		77	(m)	107
Miscellaneous, net	2	11		-		13
Earnings from continuing operations before income taxes	840	(98)		(73)		669
Income taxes	294	(32)	(o)	(27)	(n)	235
Earnings from continuing operations	$546	$(66)		$(46)		$434
Earnings per common share						
Basic:						
Continuing operations	2.58					2.90
Diluted						
Continuing operations	2.55					2.85
Weighted average common shares outstanding (in thousands)						
Basic	211,683					149,669
Diluted	214,371					152,358

PRO FORMA CONDENSED CONSOLIDATED BALANCE SHEET (UNAUDITED)
The Clorox Company

As of September 30, 2004, In millions	As Reported	Pro Forma Adjustments		Offering Adjustments		Pro Forma
Assets						
Current assets						
Cash and cash equivalents	$255	$(2,105)	(a, c)	$2,111	(c, g)	$261
Receivables, net	385	-		-		385
Inventories	305	-		-		305
Other current assets	53	-		-		53
Assets held for exchange	132	(132)	(a)	-		-
Total current assets	1,130	(2,237)		2,111		1,004
Property, plant and equipment, net	995	-		-		995
Goodwill, net	736	-		-		736
Trademarks and other intangible assets, net	602	-		-		602
Other assets	309	-		-		309
Total assets	$ 3,772	$(2,237)		$2,111		$ 3,646
Liabilities and Stockholders' Equity						
Current liabilities						
Notes and loans payable	$170	-		471	(g)	$641
Current maturities of long-term debt	3	-		-		3
Accounts payable	287	-		-		287
Accrued liabilities	617	6	(h)	-		623
Income taxes payable	18	-		-		18
Total current liabilities	1,095	6		471		1,572
Long-term debt	474	-		1,640	(g)	2,114
Other liabilities	385	-		-		385
Deferred income taxes	174	(8)	(b)	-		166
Stockholders' equity						
Common stock	250	-		-		250
Additional paid-in capital	304	-		-		304
Retained earnings	2,906	582	(d)	-		3,488
Treasury shares, at cost	(1,552)	(2,843)	(e)	-		(4,395)
Accumulated other comprehensive net losses	(252)	26	(f)	-		(226)
Unearned compensation	(12)	-		-		(12)
Stockholders' equity	1,644	(2,235)		-		(591)
Total liabilities and stockholders' equity	$3,772	$(2,237)		$2,111		$3,646

Pro Forma Adjustments

Balance sheet adjustments:

(a) Reflects the elimination of assets and liabilities being transferred to Henkel.

(b) Reflects the income tax benefit from the release of deferred tax liabilities.

(c) Reflects estimated transaction costs of $7.

(d) Reflects the estimated gain on the transaction, including the release of deferred tax liabilities of $8 and estimated transaction costs of $7.

(e) Reflects the treasury shares expected to be purchased by the Company in the agreed upon transaction with Henkel, including $4 of estimated share repurchase costs.

(f) Reflects the estimated $26 translation impact of HIBSA, and other entities.

(g) Reflects the expected issuance of commercial paper of $2,121, of which $1,650 will be refinanced shortly after with long-term debt. The long-term debt is net of estimated loan issuance costs of $10.

(h) The share exchange agreement includes a purchase price adjustment based on the working capital balance at the date of the close. The entry reflects the estimated purchase price adjustment.

Statement of earnings adjustments for the three months ended September 30, 2004:

(i) Reflects 3 months of interest expense and debt issuance amortization expense on $471 of commercial paper and $1,650 of long-term debt expected to be issued to fund this transaction. The weighted average interest rate on the commercial paper and long-term debt are estimated to be 1.5% and 4.1%, respectively.

(j) Reflects the estimated incremental tax benefit for federal and state taxes from interest expense using a 37.4% effective tax rate.

(k) Reflects the estimated blended domestic and international effective tax rates for the transferred business and HIBSA

Statement of earnings adjustments for the year ended June 30, 2004:

(l) Reflects the estimated net sales and cost of products sold from the transitional services with Henkel.

(m) Reflects 12 months of interest expense and debt issuance amortization expense on $471 of commercial paper and $1,650 of long-term debt expected to be issued to fund this transaction. The average weighted average interest rate on the commercial paper and long-term debt are 1.1% and 4.1%, respectively.

(n) Reflects the estimated incremental tax benefit for federal and state taxes from interest expense using a 37.4% effective tax rate.

(o) Reflects the estimated blended domestic and international effective tax rates for the transferred business and HIBSA.